Waller Lansden Dortch & Davis, LLP 511 Union Street, Suite 2700 P.O. Box 198966 Nashville, TN 37219-8966	615.244.6380 main 615.244.6804 fax wallerlaw.com

July 1, 2016

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:         CapStar Financial Holdings, Inc. – Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, CapStar Financial Holdings, Inc. (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering of the Company’s common stock.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because its total gross revenue during the fiscal year ended December 31, 2015, its most recently completed fiscal year, was less than $1 billion. Please note this information is disclosed in the Company’s statements of income included in the Registration Statement on page F-4. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call me at (615) 850-8476 or Wes Scott at (901) 288-1655.

Sincerely yours,

/s/ J. Chase Cole

J. Chase Cole

cc:	Claire W. Tucker Robert B. Anderson Frank M. Conner III Michael P. Reed Wes Scott